SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS 1 Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 859, from 03.27.2020. DEL-030/2020.

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND FIFTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 859th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on the twenty-seventh day of March of two thousand twenty, at 12:40pm, and the works were interrupted at 02:22pm. The meeting was held remotely, using the Cisco Webex Meetings videoconference application. The meeting was chaired by Director JOSÉ GUIMARÃES MONFORTE (JGM), via videoconference. Directors WILSON PINTO FERREIRA JR, (WFJ), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), VICENTE FALCONI CAMPOS (VFC), DANIEL ALVES FERREIRA (DAF), MAURO GENTILE RODRIGUES CUNHA (MRC), RICARDO BRANDÃO SILVA (RBS), LUIZ EDUARDO DOS SANTOS MONTEIRO (LEM), RUY FLAKS SCHNEIDER (RFS) and BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO (BEC) participated in the meeting via videoconference.  The following members of the Audit Committee also attended as invitees: PATRÍCIA STIERLI – Chairperson; THAÍS LACERDA, EDUARDO COUTINHO GUERRA and GIULIANO WOLF. The independent auditor of the Company, PricewaterhouseCoopers Auditores Independentes, was represented by its partner, Guilherme Valle.   There was no record of absences. Resolution: DEL-030, of March 27, 2020. Approval of the Management Report, the Complete Financial Statements for the year ended December 31, 2019, and the respective management proposal and call for Eletrobras’ 60th General Shareholders’ Meeting and 178th Special Shareholders’ Meeting. RES-145, of March 27, 2020. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, with favorable opinion of the Audit and Risk Committee - CAE in its 109th meeting held on March 27, 2020, and of the Management, People and Eligibility Committee - CGPE in its 047th meeting held on March 27, 2020, in the supporting material made available and in the following the documents below, RESOLVED: ➢ Resolution of the Executive Board No. 145, dated March 27, 2020;➢ Report to the Executive Board No. DF-027A, from 03.27.2020; ➢ Executive Summary DFC w/n, from 03.27.2020; RESOLVED: 1. To approve the Financial Statements of Eletrobras and Consolidated of Eletrobras Companies and its referral to the deliberation of the Shareholders’ Meeting (AGO), whose values and main highlights are as follows: 1.1. Financial Statements: financial statements for the year ended December 31, 2019 of Eletrobras and Consolidated, comprising the following items: Social Balance Sheet, Independent Auditors’ Report, Balance Sheet, Statement of Income (DRE), Statement of Changes in Shareholders' Equity (DMPL), Statement of Cash Flows (DFC), Statement of Comprehensive Income (DRA), and Statement of Value Added (DVA), accompanied by the Notes to the Financial Statements. 1.2. Summarized version of the balance sheet and income for the year:

a)     Balance Sheet:

	12/31/2019
	Parent Company	Consolidated
ASSETS		In Thousands of Brazilian Reais
Current	23,322,221	40,718,463
Long-Term Receivables	33,461,851	73,664,418
Investment, Fixed and Intangible	75,913,241	63,083,834
	132,697,313	177,466,715

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities	13,450,971	25,638,057
Non-current Liabilities	48,339,541	80,434,512
Controlling Shareholders’ Equity	70,906,801	70,906,801
Non-Controlling Shareholders’ Equity	-	487,345
	132,697,313	177,466,715

CA/CAAS 2 Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 859, from 03.27.2020. DEL-030/2020.

b)     b)     Income Statement for the Period:

	12/31/2019
	Parent Company	Consolidated
		In Thousands of Brazilian Reais
Net Operating Revenue	366,525	27,725,527
Operating Costs	(67,019)	(6,777,819)
Operational expenses	(1,797,297)	(13,663,524)
Financial Income	423,397	(2,081,026)
Income from Shareholdings	8,486,543	1,165,448
Income before Income Tax and Social Contribution Corporate	7,412,149	6,368,606
Income Tax and Social Contribution	-	1,090,262
Profit from Continued Operations	7,412,149	7,458,868
Profit from Discontinued Operations	3,284,975	3,284,975
Earnings for the year	10,697,124	10,743,843
Part Attributed to Subsidiaries	10,697,124	10,697,124
Part Attributed to Non-Controlling Shareholders	-	46,719

2. To approve the allocation of income for the accounting year ended December 31, 2019, with the distribution of dividends, as shown below, and as represented in the Management Proposal to be submitted to the Shareholders’ Meeting (AGO), to be held on April 30, 2020:

Allocation of Net Profit:	BRL thousand
Net Profit for the Year:	10,697,124
Basis of Distribution
(-) Legal Reserve (5% of Net Profit)	(534,856)
= Tax Base for the Year	10,162,268
Mandatory Dividend of 2019 (25%)	2,540,567
Balance to Allocate of the Year of 2019	7,621,701

Total Dividends Payable in 2019
Mandatory Dividend of 2019 (25% of Adjusted Net Profit)	2,540,567
Total	2,540,567
(-) Preferred Share Dividends	(523,610)
(-) Ordinary Share Dividends	(2,016,957)
(=) Balance after Allocation	-

Allocation of Residual Income for the Period
Balance to Allocate of the Year of 2019	10,697,124
(-) Legal Reserve	(534,856)
(-) IFRS Adjustment 9/15	(157,205)
(-) Mandatory Dividends	(2,540,567)
Subtotal to Distribute	7,464,496
(-) Book of Reserve under the Articles of Incorporation for Investments (50% of Net Profit)	(5,348,562)
(-) Constitution of Reserve under the Articles of Incorporation of Assessments and Designs (1% of Net Earnings)	(106,971)
(-) Book of Reserve of Retained Earnings (Article 196, LSA)	(2,008,963)
(=) Balance to Allocate of the Year of 2019	-

3. To approve the Managment Report for the financial year ending on December 31, 2019, as per the reviewed draft; 4. To approve the call of the 60th Shareholders’ Meeting (AGM) and of the 178th Special Shareholders’ Meeting (AGE0 both to be held on April 30, 2020, in accordance with the Call Notice, Management Proposal, and its annexes; 5. To approve the Profit Sharing Program – PLR referring to 2019 amounting to R$ 28,265,438.00 (twenty-eight million, two hundred sixty-five throusand, four hundred thirty-eight Brazilian reais); 6. To render that all companies controlled by Eletrobras publish their Full Financial Statements for the acounting year ended December 31, 2019 on the same day as those of Eletrobras Holding; 7. To order that the Financial and Investor Relations Department –  DF, the Superintendent’s Office of Investors Relations –  DFR, the Superintendent’s Office of Accounting –  DFC, the General Secretariat –  PRGS, and the Governance Secretariat –  CAAS each adopt, within its respective scope of actions, the measures necessary for compliance with this Deliberation. Deliberation Quorum: Item 1: Unanimously approved; Item 2: Unanimously approved. Item 3: Approved by a majority. Item 4: Unanimously approved. Item 5: Unanimously approved. Director LEM abstained, claiming a situation of a conflict of interests, and therefore did not participate in any of the discussions or deliberation on the matter. Items 6 and 7: Unanimously approved. In light of the abovementioned deliberation, board members signed a decision act with the following content: “DECISION OF THE BOARD OF DIRECTORS: The Board of Directors of Centrais Elétricas Brasileiras S.A. – ELETROBRAS, in the use of its statutory duties and in accordance with the provisions of the Brazilian Corporate Law, examined the Financial Statements, with the opinion issued by PricewaterhouseCoopers - PwC Auditores Independentes, for the accounting year ended December 31, 2018 and, being correct and in order, DECIDES to submit the matter for deliberation of the Shareholders' Meeting of the Company." (aa) JOSÉ GUIMARÃES MONFORTE – Chief Executive Officer; WILSON FERREIRA JR., VICENTE FALCONI CAMPOS, MAURO GENTILE RODRIGUES CUNHA, RUY FLAKS SCHNEIDER, BRUNO EUSTÁQUIO FERREIRA CASTRO DE CARVALHO, RICARDO BRANDÃO SILVA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, LUIZ EDUARDO DOS SANTOS MONTEIRO and MARCELO DE SIQUEIRA FREITAS – Directors. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

CA/CAAS 3 Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Excerpt of RCA 859, from 03.27.2020. DEL-030/2020.

Rio de Janeiro, April 07, 2020.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.